UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 19 August 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za
Investor Enquiries
Willie Jacobsz
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email
Willie.Jacobsz@
goldfields.co.za
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
Gold Fields sells its 51% stake in Peru’s Chucapaca
project to Buenaventura
Johannesburg, 19 August 2014: Gold Fields Limited (Gold Fields)(JSE, NYSE, NASDAQ Dubai: GFI) has agreed to sell its 51% stake in Canteras del Hallazgo S.A.C (CDH), the company that manages the Chucapaca project in southern Peru, to its joint venture partner in the project, Compañía de Minas Buenaventura S.A.A. (Buenaventura). Buenaventura is Peru’s largest publicly traded, precious metals mining company and previously owned 49% in CDH.
The agreed sale price is US$81-million, to be paid by Buenaventura concurrently with the execution of the agreement, and a 1.5% net smelter royalty on future sales of gold, copper and silver produced in the current Chucapaca concession.
Nick Holland, CEO of Gold Fields, said: "We are pleased to have agreed terms with Buenaventura to sell our controlling stake in Chucapaca. The royalty agreement provides us with future upside, as we see Buenaventura, with its local expertise and experience, advancing this project fairly quickly.”
At end-December 2013 Chucapaca had gold Mineral Resources of 6.1 million ounces.
The acquisition price of US$81-million and the royalty deal ensure Gold Fields’ investments in the project are recouped. The acquisition price equates to US$26,20 per attributable gold resource ounce, which is in line with weighted average enterprise values of open-pit projects globally.
Mr Holland added: “The sale of our stake is in line with our strategy of focusing on growing cash flow and moving away from greenfields exploration and new project development as a strategy for growth, in favour of the acquisition of in-production ounces and near-mine exploration and development.”
In June Gold Fields announced that it had sold its 85% interest in the Yanfolila project in Mali to London-listed Hummingbird Resources for US$20-million in the form of Hummingbird shares. Earlier this year it also disposed of its interest in the Talas project in Kyrgyzstan.
Roque Benavides, Chairman and CEO of Buenaventura, stated: “Chucapaca, as an underground mining project located in Peru, offers an important potential to continue growing in terms of gold resources and future production. This acquisition fits perfectly with Buenaventura’s expertise to develop underground mining operations that will permit the maximization of shareholders’ value, adding precious metal resources to our portfolio.”

Enquiries
Investors
Willie Jacobsz
Mobile: +27 82 971 9238 (SA)
email:
Willie.Jacobsz@goldfields.co.za
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email:
Sven.Lunsche@goldfields.co.za
ends
Notes to editors
About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith, Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.
Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around 49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd
Directors
: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, A R Hill , R P Menell, D N Murray,
#
D M J Ncube, G M Wilson
†
British, Canadian,
#
Ghanaian, ** Executive Director
Company Secretary: T L Harmse

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 19 August 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer